UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Host Hotels & Resorts, L.P.

File No. 333-55807 - CF# 25787

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Host Hotels & Resorts, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to the Form 10-Q filed on July 29, 2010.

Based on representations by Host Hotels & Resorts, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.37   through May 3, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Sonia Gupta Barros
            Special Counsel